UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 21, 2021, the Registrant’s Audit Committee and Board of Directors approved the proposed appointment of ZH CPA, LLC as the Registrant’s independent registered public accounting firm, dismissing the Registrant's previous independent auditors, Friedman LLP (“Friedman”), on the same date.

During the Registrant’s most recent two fiscal years ended December 31, 2019 and 2018 through the dismissal of Friedman on January 21, 2021, there were no disagreements between the Registrant and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant's consolidated financial statements for such periods. In addition, Friedman’s reports on the financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s years ended December 31, 2019 and 2018 through the dismissal of Friedman on January 21, 2021, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2019 and 2018 and any subsequent interim period prior to engaging ZH CPA, LLC, neither the Registrant nor anyone on its behalf consulted ZH CPA, LLC regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that ZH CPA, LLC concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Registrant has provided Friedman with a copy of the disclosures the Registrant is making in this Current Report on Form 6-K and has submitted as Exhibit 99.1 the letter from Friedman stating that Friedman agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits

Exhibit 99.1	Letter from Friedman LLP dated January 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 27, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chief Executive Officer

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